[GRAPHIC OMITTED]

                                       January 9, 2001




Andrew J. Brady
U.S. Securities and
   Exchange Commission
Washington, D.C. 20549

RE:      Terremark Fortune House #2, Ltd.
         Form S-11 Registration Statement
         File No. 333-40228
         Filed June 27, 2000


Dear Mr. Brady:

         Due to a change in the nature of our Company's core business, Terremark Fortune House #2, Ltd. is not proceeding with the development of the Fortune House Condominium Hotel and would like to withdraw the above-referenced Form S-11 Registration Statement filed on June 27, 2000 pursuant to Rule 477 of the Securities Act of 1933. Should you have any questions or concerns feel free to contact my office.


                                  /s/ Michael Katz

                                  Michael Katz
                                  President


cc:      Nibaldo J. Capote
         Adorno & Zeder, P.A.
         2601 S. Bayshore Dr.
         Miami, Florida 33133